Exhibit 5.1

To:

Sportradar Group AG

Feldlistrasse 2

9000 St.Gallen

Switzerland

29 September 2021

Sportradar Group AG – Registration Statement on Form S-8

Dear Ladies and Gentlemen,

We have acted as special Swiss legal counsel to Sportradar Group AG, St. Gallen, Switzerland (the “Issuer”) in connection with the filing of a registration statement on Form S-8 (the “Registration Statement”) to be filed with the United States Securities and Exchange Commission (the “SEC”) on the date hereof. As such counsel, we have been requested to give our opinion as to certain legal matters of Swiss law.

Capitalised terms used but not defined herein shall have the same meaning as in the Documents (as defined below).

I.	DOCUMENTS REVIEWED

For the purpose of rendering this opinion letter we have exclusively reviewed and relied on the following documents (the “Documents”), the sufficiency of which to render this opinion letter we herewith confirm:

a.	a PDF copy of the Registration Statement;

b.

a PDF copy of the omnibus stock plan of the Issuer adopted by the Issuer’s board of directors on 1 September 2021 and approved via consultative vote by the Issuer’s extraordinary general meeting held on 14 September 2021 (the “Omnibus Stock Plan”);

c.

a PDF copy of the employee share purchase plan of the Issuer adopted by the Issuer’s board of directors on 1 September 2021 and approved via consultative vote by the Issuer’s extraordinary general meeting held on 14 September 2021 (the “Employee Share Purchase Plan” and together with the Omnibus Stock Plan, the “Plans”);

d.	a PDF copy of the minutes of the meeting of the board of directors of the Issuer dated 1 September 2021 adopting the Plans (the “Board Resolutions”);

Niederer Kraft Frey Ltd   Bahnhofstrasse 53   CH-8001 Zurich   T +4158800800   F +41588008080   nkf@nkf.ch   nkf.ch

registered with the attorney’s registry

e.	a PDF copy of the minutes of the extraordinary shareholders meeting of the Issuer held on 14 September 2021 approving the Plans via consultative vote (the “EGM Resolution”);

f.

a PDF copy of the notarized public deed concerning the resolutions passed by the shareholder of the Issuer at the extraordinary shareholders’ meeting of the Issuer held on 14 September 2021, regarding, inter alia, (i) the creation of authorized capital in the amount of up to CHF 14,788,144.00 divided into up to 147,881,440 fully paid-in Class A Ordinary Shares with a nominal value of CHF 0.10 each, (ii) the creation of conditional capital in an amount of up to CHF 4,434,372.00 divided into up to 44,343,720 fully paid-in Class A Ordinary Shares with a nominal value of CHF 0.10 each, and (iii) the amendment and restatement of the Issuer’s articles of association (the “EGM Capital Increase Resolution” and together with the EGM Resolution and the Board Resolutions, the “Resolutions”);

g.	a PDF copy of the notarized articles of association (Statuten) of the Issuer dated 14 September 2021 (the “Articles of Association”); and

h.	a PDF copy of a certified extract from the commercial register of the Canton of St. Gallen in respect of the Issuer dated 16 September 2021 (the “Extract”).

We have not reviewed any documents other than those listed above nor have we made any independent investigation of facts in connection with this opinion letter.

II.	SCOPE AND ASSUMPTIONS

The opinions given in this opinion letter relate only to the laws of Switzerland as in force at the date hereof. We express no opinion on the laws of any other jurisdiction. The opinions given in this opinion letter are strictly limited to the matters stated herein and do not extend to any other matter.

The opinions given herein are made on the basis of the following assumptions (without verification):

a.	all documents supplied to us as copies, facsimile copies or via e-mail are authentic and complete and conform to the original documents;

b.	all signatures on the documents submitted to us are genuine and authentic;

c.

where we relied upon Documents executed by or on behalf of parties (other than the Issuer), such parties (i) were and are duly incorporated, organized and validly existing and in good standing (if applicable) under all applicable laws (other than Swiss laws), (ii) had and have the power and capacity, corporate or otherwise, to enter into and perform their obligations thereunder, (iii) had and have the due authorisation by all requisite action, corporate or otherwise, to execute and deliver such Documents, and (iv) had and have duly executed and delivered the Documents with binding effect;

d.

the Articles of Association and the Extract are unchanged and correct, complete and up-to-date and in full force and effect as of the date hereof and no changes have been made which should have been or should be reflected in the Articles of Association or the Extract as of the date hereof;

e.	the Plans remain in full force and effect and have not been rescinded or amended;

f.

prior to the issuance of any shares, the board of directors of the Issuer will have duly authorized such issuance and, if necessary, will have validly excluded the pre-emptive rights of existing shareholders, and such authorization and exclusion will not have been amended and will be in full force and effect until such issuance;

g.

any shares issued out of the Issuer’s authorized or conditional share capital will be publicly listed in accordance with applicable laws and regulations, and any exercise notice in respect of such shares will be duly delivered in accordance with Swiss law and the Plans;

h.

to the extent the Issuer issues shares out of the authorized share capital and the conditional share capital against cash, the performance of the contribution in money shall be made at a banking institution subject to the Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended;

i.

the Issuer has not entered and will not enter into any transaction which could be construed as repayment of share capital (Einlagenrückgewähr) and has not undertaken and will not undertake an acquisition in kind (Sacheinlage) or intended acquisition in kind (Sachübernahme) without complying with the formal procedure set forth in article 628 of the Swiss Code of Obligations;

j.

the resolutions reflected in the Resolutions (i) have been duly passed in accordance with Swiss law, the Articles of Association and the Issuer’s Organisational Regulations, (ii) are a true record of the proceedings described therein, and (iii) have not been rescinded or amended and are in full force and effect;

k.

the parties to the Documents have not entered into any other agreements or arrangements that would impair the capacity, power and authority of such parties to execute and deliver, and perform their respective obligations under the Documents to which they are a party;

l.	all parties to any Documents (other than the Issuer) have performed and will perform all obligations by which they are respectively bound under the relevant Documents in accordance with their terms;

m.

to the extent any documents have to be executed or any obligations have to be performed under any applicable law other than Swiss law or in any jurisdiction outside Switzerland, such execution or performance has not been and will not be illegal, invalid or unenforceable by virtue of the laws of such jurisdiction;

n.

all written agreements, resolutions, regulations, powers of attorney and other documents examined remain in full force and effect as of the date hereof and have not been amended, revoked, rescinded or affected by any action subsequent to their execution or taking, and the terms of each agreement examined reflect the true intent and the entire agreement of the parties thereto in respect of its subject-matter;

o.

all parties entered into the Documents to which they are a party for bona fide commercial reasons and at arm’s length terms, and none of the directors or officers of any party has or had a conflict of interest with such party in respect of the Documents that would preclude such director or officer from validly representing (or granting a power of attorney in respect of the Documents for) the respective party;

p.	the Registration Statement has been duly filed and authorized by the Issuer;

q.

to the extent any authorisations, approvals, consents, licenses, exemptions or other requirements of governmental authorities (collectively, “Authorisations”) are to be obtained outside of Switzerland, such Authorisations have been obtained or fulfilled in due time, and are and will remain in full force and effect at all times through closing and any related conditions to which the parties thereto are subject to have been satisfied; and

r.

(i) there are no facts, circumstances or events not reflected in the documents listed in section I above that would be relevant to our opinions expressed herein, and (ii) none of the opinions expressed below will be affected by the laws (including, without limitation, the public policy) of any jurisdiction other than Switzerland.

III.	OPINIONS

Based upon the foregoing, in reliance thereon, and subject to the limitations and assumptions referred to above (section II) and the qualifications set out below (section IV), we are of the following opinion:

a.

The Issuer is a duly organised stock corporation (Aktiengesellschaft) incorporated and validly existing under the laws of Switzerland with all necessary corporate power and authority conduct its business as described in the Articles of Association.

b.

The Issuer’s share capital registered in the commercial register of the Canton of St. Gallen amounts to CHF 29,582,204.71 divided into 205,454,977 shares with a nominal value of CHF 0.10 each and 903,670,701 shares with a nominal value of CHF 0.01 each.

c.

The shares that may be issued from the authorized share capital and conditional share capital, if and when such shares are issued pursuant to the Articles of Association and the Plans and registered with the Commercial Register of the Canton of St. Gallen, and after the nominal amount for such shares has been paid in in cash or by way of set-off and entered into the Issuer’s book of uncertificated securities, will be validly issued, fully paid as to their nominal value and non-assessable (i.e., no further contributions in respect thereof will be required to be made to the Company by the holders thereof, by the sole reason of their being a holder of Class A Ordinary Shares).

IV.	QUALIFICATIONS AND LIMITATIONS

This opinion letter, including, without limitation, the opinions, assumptions and qualifications, is subject to substantive Swiss law as in force and as interpreted at the date hereof. The opinions expressed herein are subject to the collection and bankruptcy, insolvency, reorganisation or similar laws affecting the rights of creditors and secured parties in general (including, without limitation, provisions relating to voidable preferences as set forth in articles 285 et seq. of the Swiss Federal Debt Enforcement and Bankruptcy Act of 11 April 1889, as amended (the “DEBA”)), laws or principles of general application (including, but not limited to, the abuse of rights (Rechtsmissbrauch), and the principle of good faith (Grundsatz von Treu und Glauben)), as well as to the laws and rules of civil procedure and, as the case may be, arbitration rules applying to creditors or debtors and claimants and defendants generally. In addition, we express no opinion herein as to any taxation, accounting or commercial matters. Other qualifications to which this opinion letter is subject are as follows:

a.	This opinion letter is based exclusively on the documents referred to in section I above and we were not instructed to, and did not, make any further independent search or due diligence.

b.

The exercise of voting rights and rights related thereto with respect to any shares of the Issuer is only permissible after registration in the Issuer’s share register as a shareholder with voting rights in accordance with the provisions of, and subject to the limitations provided in, the Articles of Association.

c.

We express no opinion as to whether the Registration Statement is accurate, true, correct, complete or not misleading. In particular, and without limitation to the foregoing, we express no opinion on whether the Registration Statement provides sufficient information for investors to reach an informed assessment of the Issuer or the shares.

d.	We express no opinion as to regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter.

e.	The EGM Resolution and the EGM Capital Increase Resolution may be challenged pursuant to article 706 et seq. CO.

The lawyers of our firm are admitted to the Zurich bar and do not hold themselves out to be experts in any laws other than the laws of Switzerland. Accordingly, our opinion is confined to Swiss law. We have abstained from examining any issues of any other laws. This opinion letter relates to the laws of Switzerland in effect on the date hereof. Such laws and the interpretation thereof are subject to change. In this opinion letter, Swiss legal concepts are expressed in English terms and not in their original Swiss language; these concepts may not be identical to the concepts described by the same English terms as they exist under the laws of jurisdictions other than Switzerland; this opinion letter may, therefore, only be relied upon subject to the condition that any issues of interpretation or liability arising hereunder will be governed by Swiss law.

This opinion letter shall be subject to the substantive laws of Switzerland.

Yours sincerely,

/s/ Niederer Kraft Frey Ltd

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